ZALDIVA, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

January 12, 2010

Joyce Sweeney, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Comment letter of Patrick Gilmore, dated December 24, 2009, regarding Zaldiva,

Inc., a Florida

corporation (the “Company”)

Dear Ms. Sweeney:

I am writing in response to the above-referenced comment letter.  The Company provides its responses to your comments as set forth below:

Form 8-K filed December 22, 2009

1.  Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.  See Item 4.02(a)(3) of Form 8-K.

The Company is filing herewith a Current Report on Form 8-K-A1 disclosing that the Company’s President has discussed the matters addressed therein with the Company’s independent accountant.

2.  We note that you intend to file restated financial statements for the three month and nine month period ended June 30, 2009.  Please tell us how, and when, you will file them.

The Company filed an amended Quarterly Report on Form 10-Q/A on December 28, 2009.  This amended Quarterly Report contained restated financial statements for the three month and nine month period ended June 30, 2009.  In addition, the Company files herewith an amended Quarterly Report on Form 10-Q-A2 in response to Mr. Sweeney’s  Comment No. 3 below, and that amended Quarterly Report also contains the referenced restated financial statements.

3.  When you amend your periodic report to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

The requested disclosure is included where indicated under Item 4T of the Form 10-Q-A2.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ZALDIVA, INC., a Florida corporation

By /s/ Nicole Leigh

Nicole Leigh, President